UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                            SCHEDULE 13G
             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 2)*


                          Marcam Corporation
                           (Name of Issuer)

                     Common Stock, $.01 PAR VALUE
                      (Title of Class of Securities)


                               566140109
                            (CUSIP Number)



Check the following box if a fee is being paid with this statement[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












SEC 1745 (2/92)                     Page 1 of 8 pages

CUSIP NO. 566140109               13G       PAGE 2 of 8 Pages



  1            NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CLOVER CAPITAL MANAGEMENT, INC.
               16-1263400

  2            CHECK  THE  APPROPRIATE  BOX  IF A MEMBER OF A GROUP*
                                     (a) [ ]
                                     (b) [X]
  3            SEC USE ONLY


  4            CITIZENSHIP  OR PLACE OF ORGANIZATION

               NEW YORK

          NUMBER OF
          SHARES               5          SOLE VOTING POWER
          BENEFICIALLY                                 0
          OWNED BY             6          SHARED VOTING POWER
          EACH                                 2,274,750
          REPORTING            7          SOLE DISPOSITIVE POWER
          PERSON                                       0
          WITH                 8          SHARED DISPOSITIVE POWER
                                               2,274,750


  9            AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH
               REPORTING PERSON

                             2,274,750

 10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES* [ ]


 11            PERCENT  OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             15.5%

 12             TYPE OF REPORTING PERSON*

                             IA

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 8 pages

CUSIP NO. 566140109         13G                Page 3 of 8 Pages

  1            NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MICHAEL EDWARD JONES
               ###-##-####

  2            CHECK  THE  APPROPRIATE  BOX  IF A MEMBER OF A GROUP*
                                        (a)[ ]
                                        (b)[x]
  3            SEC USE ONLY


  4            CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A. AS TO 65,700 SHARES
               NOT APPLICABLE AS TO BALANCE



          NUMBER OF
          SHARES        5           SOLE VOTING POWER
          BENEFICIALLY                      65,700
          OWNED BY      6           SHARED VOTING POWER
          EACH                           2,274,750
          REPORTING     7           SOLE DISPOSITIVE POWER
          PERSON                            65,700
          WITH          8           SHARED DISPOSITIVE POWER
                                         2,274,750

  9            AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH
               REPORTING PERSON

                             2,340,450

 10            CHECK  BOX  IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES* [  ]


 11            PERCENT  OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             16.0%

 12            TYPE OF REPORTING PERSON*

                             IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!

                           Page 3 of 8 pages

CUSIP NO. 566140109          13G               PAGE 4 of 8 Pages

  1            NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GEOFFREY HAROLD ROSENBERGER
               ###-##-####

  2            CHECK  THE  APPROPRIATE  BOX  IF A MEMBER OF A GROUP*
                                        (a)[ ]
                                        (b)[X]
  3            SEC USE ONLY


  4            CITIZENSHIP  OR PLACE OF ORGANIZATION

               U.S.A.


          NUMBER OF            5        SOLE VOTING POWER
          SHARES                                    0
          BENEFICIALLY         6        SHARED VOTING POWER
          OWNED BY                          2,274,750
          EACH                 7        SOLE DISPOSITIVE POWER
          REPORTING                                 0
          PERSON               8        SHARED DISPOSITIVE POWER
          WITH                              2,274,750

  9            AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH
               REPORTING PERSON

                             2,274,750

 10            CHECK  BOX  IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES* [ ]


 11            PERCENT  OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             15.5%

 12            TYPE OF REPORTING PERSON*

                             IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 4 of 8 pages

CUSIP NO. 566140109               13G          PAGE 5 of 8 Pages


  1            NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CHARLES WILLIAM RUFF
               ###-##-####

  2            CHECK  THE  APPROPRIATE  BOX  IF A MEMBER OF A GROUP*
                                        (a)[ ]
                                        (b)[X]
  3            SEC USE ONLY


  4            CITIZENSHIP  OR PLACE OF ORGANIZATION
               U.S.A. AS TO 3,400 SHARES
               NOT APPLICABLE AS TO BALANCE


               NUMBER OF          5         SOLE VOTING POWER
               SHARES                               1,000
               BENEFICIALLY       6         SHARED VOTING POWER
               OWNED BY                         2,277,150
               EACH               7         SOLE DISPOSITIVE POWER
               REPORTING                            1,000
               PERSON             8         SHARED DISPOSITIVE POWER
               WITH                             2,277,150

  9            AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH
               REPORTING PERSON

                        2,278,150

 10            CHECK  BOX  IF THE AGGREGATE AMOUNT IN ROW (9)
               EXCLUDES CERTAIN SHARES* [ ]


 11            PERCENT  OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             15.6%

 12            TYPE OF REPORTING PERSON*

                             IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                             Page 5 of 8 pages

ITEM 1.
    (A) NAME OF ISSUER
        Marcam Corporation

    (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
        95 Wells Avenue
        Newton, MA  02159

ITEM 2.

    THE FOLLOWING INFORMATION IS GIVEN FOR THE CORPORATION AND PERSONS LISTED BELOW (COLLECTIVELY, THE "REPORTING PERSONS")

(1) (A) Clover Capital Management, Inc. ("Clover")
    (B) Address of principal business office:
             11 Tobey Village Office Park
             Pittsford, NY  14534
    (C) Citizenship:  Incorporated in the State of New York

(2) (A) Michael E. Jones
    (B) Address of principal business office:
             11 Tobey Village Office Park
             Pittsford, NY  14534
    (C) Citizenship:  United States of America

(3) (A) Geoffrey H. Rosenberger
    (B) Address of principal business office:
             11 Tobey Village Office Park
             Pittsford, NY  14534
    (C) Citizenship:  United States of America

(4) (A) Charles W. Ruff
    (B) Address of principal business office:
             11 Tobey Village Office Park
             Pittsford, NY  14534
    (C) Citizenship:  United States of America


    (D) TITLE OF CLASS OF SECURITIES
        Common Stock, $.01 Par Value

    (E) CUSIP NUMBER
        566140109


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

    (A) [ ]  Broker or Dealer registered under Section 15 of the Act

    (B) [ ]  Bank as defined in section 3(a)(6) of the Act

    (C) [ ]  Insurance Company as defined in section 3(A)(19) of the Act

    (D) [ ] Investment Company registered under section 8 of the Investment Company Act

    (E) [x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (F) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (G) [ ]  Parent  Holding  Company,  in  accordance  with  section>240.13d-
             1(b)(ii)(G)

    (H) [ ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

                            Page 6 of 8 pages

ITEM 4. OWNERSHIP
    (A) AMOUNT BENEFICIALLY OWNED
        See item 9 on pages 1, 2, 3 and 4

    (B) PERCENT OF CLASS
        See item 11 on pages 1, 2, 3 and 4

    (C) NUMBER OF SHARES AS TO WHICH PERSON HAS:

        (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE
             See item 5 on pages 1, 2, 3 and 4

        (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE
             See item 6 on pages 1, 2, 3 and 4

        (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF See item 7 on pages 1, 2, 3 and 4

        (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF See item 8 on pages 1, 2, 3 and 4

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON The aggregate number and percentage of the subject securities beneficially owned by each of the Reporting Persons is as follows:

        Name                         No. of Shares          Percentage
        -----------------------      -------------          ----------
        Clover                         2,274,750              15.5000
        Michael E. Jones                  65,700                .0040
        Geoffrey H. Rosenberger                0               0.0000
        Charles W. Ruff                    3,400                .0002

        As investment adviser to the client accounts owning the subject securities, Clover shares the voting and dispositive power with the account owner of each account. As directors of Clover, Messrs. Jones,
        Rosenberger and Ruff share the dispositive powers with Clover.   In
        addition, Mr. Jones holds sole voting and dispositive power with respect to the subject securities beneficially owned by him (other than indirectly through Clover), and Mr. Ruff holds sole voting and dispositive power with respect to 1,000 shares and shared voting and dispositive power with respect to 2,400 of the subject securities beneficially owned by him (other than indirectly through Clover).

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
        Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
        Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
        Not applicable

ITEM 10. CERTIFICATION
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                              Page 7 of 8 pages

                                  SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 CLOVER CAPITAL MANAGEMENT, INC.



December 9, 1996             By:/s/ Michael E. Jones
----------------                -----------------------------
Date                            Michael E. Jones
                                Managing Director



December 9, 1996                /s/ Michael E. Jones
----------------                -------------------------------
Date                            Michael E. Jones


December 9, 1996                /s/ Geoffrey H. Rosenberger
----------------                ------------------------------
Date                            Geoffrey H. Rosenberger


December 9, 1996                /s/ Charles W. Ruff
----------------                ------------------------------
Date                            Charles W. Ruff






                        Page 8 of 8 pages

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